UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 32)*

Coca-Cola Bottling Co. Consolidated

(Name of Issuer)

Common Stock, Par Value $1.00 Per Share

(Title and Class of Securities)

191098102

(CUSIP Number)

Bernhard Goepelt

Senior Vice President, General Counsel and Chief Legal Counsel

The Coca-Cola Company

One Coca-Cola Plaza

Atlanta, Georgia 30313

(404) 676-2121

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 5, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(continued on following pages)

SCHEDULE 13D/A

CUSIP No. - 191098102

1	Name of Reporting Person THE COCA-COLA COMPANY

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds* OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization State of Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 2,482,165

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 2,482,165

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,482,165

12	Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row 11 34.76%

14	Type of Reporting Person* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT

SCHEDULE 13D/A

CUSIP No. - 191098102

1	Name of Reporting Person THE COCA-COLA TRADING COMPANY LLC

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds* OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization State of Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 2,482,165

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 2,482,165

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,482,165

12	Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row 11 34.76%

14	Type of Reporting Person* OO

*SEE INSTRUCTIONS BEFORE FILLING OUT

SCHEDULE 13D/A

CUSIP No. - 191098102

1	Name of Reporting Person COCA-COLA OASIS LLC

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds* OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization State of Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 2,482,165

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 2,482,165

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,482,165

12	Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row 11 34.76%

14	Type of Reporting Person* OO

*SEE INSTRUCTIONS BEFORE FILLING OUT

SCHEDULE 13D/A

CUSIP No. - 191098102

1	Name of Reporting Person CAROLINA COCA-COLA BOTTLING INVESTMENTS, INC.

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds* OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization State of Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 2,482,165

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 2,482,165

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,482,165

12	Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row 11 34.76%

14	Type of Reporting Person* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT

This Amendment No. 32 amends and supplements the original Schedule 13D filed on May 18, 1987 by The Coca-Cola Company, as amended by Amendments 1 through 31 (the “Schedule 13D”).  Terms used herein and not otherwise defined shall have the meanings given such terms in the Schedule 13D.

Item 4.    Purpose of the Transaction

Item 4 is hereby amended and supplemented as follows:

On December 5, 2014, Coca-Cola Refreshments USA, Inc. (“CCR”), a wholly owned subsidiary of The Coca-Cola Company, and Coca-Cola Bottling Co. Consolidated (“Coke Consolidated”) entered into an Asset Purchase Agreement filed herewith as Exhibit 99.2 (the “Asset Purchase Agreement”) relating to the territory currently served by CCR through CCR’s facilities and equipment located in Cleveland, Tennessee and Cookeville, Tennessee (the “Territory”), which is part of the proposed territory expansion described in the non-binding letter of intent entered into by Coke Consolidated and The Coca-Cola Company in April 2013 (the “LOI”).  Pursuant to the Asset Purchase Agreement, CCR has agreed to sell to Coke Consolidated (i) certain rights relating to the distribution, promotion, marketing and sale of certain beverage brands not owned or licensed by The Coca-Cola Company (“cross-licensed brands”) but currently distributed by CCR in the Territory and (ii) certain assets related to the distribution, promotion, marketing and sale of both The Coca-Cola Company brands and cross-licensed brands currently distributed by CCR in the Territory (the business conducted by CCR in the Territory using such assets is referred to hereinafter as the “Business”). Under the Asset Purchase Agreement, Coke Consolidated has agreed to assume certain liabilities and obligations of CCR relating to the Business.  Subject in each case to certain adjustments as set forth in the Asset Purchase Agreement, the aggregate purchase price for the transferred assets is approximately $16.4 million, provided that the base purchase price amount to be paid by Coke Consolidated in cash after deducting the value of certain retained assets and retained liabilities is approximately $15.6 million.

As a condition to the closing under the Asset Purchase Agreement, the parties have agreed to enter into a “Comprehensive Beverage Agreement” pursuant to which CCR will grant Coke Consolidated certain exclusive rights to distribute, promote, market and sell the Covered Beverages and Related Products distinguished by the Trademarks (as those terms are defined in the Comprehensive Beverage Agreement) in the Territory.  Covered Beverages and Related Products are defined in the Comprehensive Beverage Agreement and include certain brands of The Coca-Cola Company but do not include cross-licensed brands.  The Comprehensive Beverage Agreement will have a term of ten years and be renewable by Coke Consolidated indefinitely for successive additional terms of ten years each unless the Comprehensive Beverage Agreement is earlier terminated as provided therein.  Under the Comprehensive Beverage Agreement, Coke Consolidated will make a quarterly sub-bottling payment to CCR on a continuing basis for the grant of exclusive rights to distribute, promote, market and sell the Covered Beverages and Related Products in the Territory.  The quarterly sub-bottling payment will be based on sales of certain beverages and beverage products that are sold under the same trademarks that identify a Covered Beverage, Related Product or certain cross-licensed brands.  The form of Comprehensive Beverage Agreement is attached as an exhibit to the Asset Purchase Agreement and included in Exhibit 99.2 filed herewith.

The grant of exclusive territory rights pursuant to the Comprehensive Beverage Agreement will not include the right to produce the Covered Beverages or the Related Products, nor will any production facilities be transferred pursuant to the Asset Purchase Agreement; instead Coke Consolidated and CCR will enter into a Finished Goods Supply Agreement pursuant to which Coke Consolidated will purchase from CCR substantially all of Coke Consolidated’s requirements in the Territory for Covered Beverages, Related Products and expressly permitted existing cross-licensed brands.

The Asset Purchase Agreement includes customary representations, warranties, covenants and agreements, including, among other things, covenants of CCR regarding the conduct of the Business prior to the closing of the transactions contemplated by the Asset Purchase Agreement. The Asset Purchase Agreement contains customary termination rights for both CCR and Coke Consolidated, including (i) the right of each party to terminate if the transactions contemplated by the Asset Purchase Agreement have not closed by September 30, 2015 and (ii) the right of Coke Consolidated to terminate (subject to certain conditions) if any matters disclosed by amendments or supplements to the disclosure schedules delivered by CCR would (absent such amendments or supplements) cause the closing condition related to the bring-down of the representations and warranties by CCR in the Asset Purchase Agreement no longer to be met.

The representations and warranties of CCR and Coke Consolidated will survive for 18 months following the closing date of the Asset Purchase Agreement, except that the parties’ representations and warranties relating to incorporation, authority, no conflicts, CCR’s title to the transferred assets and broker fees will not expire, the representations and warranties of CCR with respect to environmental matters will survive for five years following the closing date and the representations and warranties of CCR with respect to employee benefits matters and tax matters will survive for three years following the closing date. CCR is obligated to indemnify Coke Consolidated with respect to inaccuracies or breaches of representations or warranties (subject to certain customary limitations), breaches of covenants and liabilities retained by CCR. Coke Consolidated is obligated to indemnify CCR with respect to inaccuracies or breaches of representations or warranties, breaches of covenants, the ownership, operation or use of the transferred assets or the operations of the Business after the closing and liabilities assumed by Coke Consolidated.

Consummation of the transactions contemplated by the Asset Purchase Agreement at the closing is subject to a number of conditions precedent and future events occurring, including, among others: (i) the absence of any law or governmental order precluding the consummation of the transactions contemplated by the Asset Purchase Agreement and the absence of any governmental proceeding seeking such an order, (ii) the receipt of any required governmental consents, (iii) the waiting period (and any extension thereof) applicable to consummation of the transactions contemplated by the Asset Purchase Agreement under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, if applicable, has expired or been terminated, (iv) the receipt and delivery by CCR of certain third party consents, (v) agreement upon matters related to the financial methodology underlying certain financial information about the Business, (vi) agreement upon matters related to the age and condition of certain fleet assets and vending equipment to be transferred at the closing, (vii) the execution of the Comprehensive Beverage Agreement with respect to the Business, (viii) no material adverse effect having occurred with respect to the Business, (ix) the continued accuracy of the representations and warranties given by CCR and Coke Consolidated (subject to certain qualifications), and (x) the execution of certain agreements or other documents with respect to the Business regarding (A) logistics and transportation services to be provided by Coke Consolidated to CCR, (B) employee matters, (C) the supply of finished goods by CCR to Coke Consolidated, (D) transition services to be provided by CCR to Coke Consolidated (if necessary), and (E) the delivery by The Coca-Cola Company of confirmation of certain marketing funding support arrangements.  There can be no assurances that these future events will occur or that these conditions will be satisfied, or if not satisfied, waived at closing.

If the closing under the Asset Purchase Agreement occurs and the parties enter into the Comprehensive Beverage Agreement with respect to the Territory as described above, the terms and conditions of the Ancillary Business Letter (as defined in Amendment No. 29 to this Schedule 13D), which was executed May 23, 2014, will also apply to Coke Consolidated’s operations in the Territory.

Pursuant to the Asset Purchase Agreement, the parties have also agreed to use reasonable good faith efforts to agree upon the execution of one or more agreements with respect to Coke Consolidated’s economic participation in the existing U.S. national food service and warehouse juice business of The Coca-Cola Company and to reach alignment on the key business principles of Coke Consolidated’s economic participation in all future non-direct store delivery products or business models of The Coca-Cola Company.

The foregoing description of the Asset Purchase Agreement is only a summary and is qualified in its entirety by reference to the full text of the agreement (and any exhibits thereto), which is filed herewith as Exhibit 99.2 to this Schedule 13D.

The Asset Purchase Agreement (including any exhibits thereto) has been included to provide investors with information regarding its terms. It is not intended to provide any other factual information with respect to CCR, The Coca-Cola Company or Coke Consolidated. There are representations and warranties contained in the Asset Purchase Agreement which were made by the parties to each other as of specific dates. The assertions embodied in these representations and warranties were made solely for purposes of such agreement and may be subject to important qualifications and limitations agreed to by the parties in connection with negotiating its terms (including qualification by disclosures that are not necessarily reflected in the agreement).  Moreover, certain representations and warranties may not be accurate or complete as of any specified date because they are subject to a contractual standard of materiality that is different from certain standards generally applicable to stockholders or were used for the purpose of allocating risk between the parties rather than establishing matters as facts. Based upon the foregoing reasons, you should not rely on the representations and warranties as statements of factual information. In addition, information concerning the subject matter of the representations and warranties may change after the date of such agreement, which subsequent information may or may not be reflected in the public disclosures of the parties. Investors should read the Asset Purchase Agreement and the exhibits thereto, together with the other information concerning Coke Consolidated, The Coca-Cola Company and CCR that each company or its affiliates publicly files in reports and statements with the Securities and Exchange Commission.

Item 7.    Material to be Filed as Exhibits

Exhibit	Name	Incorporated By Reference To

Exhibit 99.1	Directors, Officers and Managers of the Reporting Persons	Filed herewith

Exhibit 99.2	Asset Purchase Agreement, dated December 5, 2014, by and between Coca-Cola Refreshments USA, Inc. and Coca-Cola Bottling Co. Consolidated.	Filed herewith

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THE COCA-COLA COMPANY

	By:	/s/ Bernhard Goepelt
	Name:	Bernhard Goepelt
	Title:	Senior Vice President, General Counsel
Date: December 8, 2014		and Chief Legal Counsel

THE COCA-COLA TRADING COMPANY LLC

	By:	/s/ Robert J. Jordan, Jr.
	Name:	Robert J. Jordan, Jr.
Date: December 8, 2014	Title:	Vice President

COCA-COLA OASIS LLC

	By:	/s/ Robert J. Jordan, Jr
	Name:	Robert J. Jordan, Jr.
Date: December 8, 2014	Title:	Vice President

CAROLINA COCA-COLA BOTTLING INVESTMENTS, INC.

	By:	/s/ Robert J. Jordan, Jr.
	Name:	Robert J. Jordan, Jr.
Date: December 8, 2014	Title:	Vice President

Exhibit Index

Exhibit	Name	Incorporated By Reference To

Exhibit 99.1	Directors, Officers and Managers of the Reporting Persons	Filed herewith

Exhibit 99.2	Asset Purchase Agreement, dated December 5, 2014, by and between Coca-Cola Refreshments USA, Inc. and Coca-Cola Bottling Co. Consolidated.	Filed herewith